1427702 B.C. Ltd.

2900-550 Burrard Street

Vancouver, British Columbia

Canada V6C 0A3

November 13, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Alan Campbell

Daniel Crawford

Mary Mast

Gary Newberry

Re:	1427702 B.C. Ltd.

Amendment No. 3 to Registration Statement on Form F-4

Filed November 7, 2023

File No. 333-273972

To the addressees set forth above:

1427702 B.C. Ltd. (the “Company” or “we”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated November 9, 2023 (the “Letter”), regarding the Company’s Amendment No. 3 to Registration Statement on Form F-4 filed on November 7, 2023 (the “Registration Statement”). Concurrently with this response letter, the Company is filing Amendment No. 4 to the Registration Statement (“Amendment No. 4”) via EDGAR. Amendment No. 4 includes revisions made in response to the comments of the Staff in the Comment Letter, as well as additional changes to update certain disclosures contained in the Registration Statement.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Amendment No. 3 to Registration Statement on Form F-4 filed November 7, 2023

Questions and Answers

Q. Why is Jupiter proposing the NTA Requirement Amendment Proposal?, page 12

1.	We note your disclosure that the NTA Requirement Amendment Proposal would remove from the Jupiter Charter the Redemption Limitation and the requirement that Jupiter shall not consummate an initial business combination unless the Redemption Limitation is not exceeded. We also note that the proposal is conditioned upon the approval of the Business Combination Porposal and your disclosure that Jupiter will not be required to meet the $5,000,001 in net tangible assets test to avoid the definition of penny stock because Jupiter is listed on Nasdaq.

However, if the amount in the trust falls below $5,000,001 as result of redemptions, Jupiter would likely no longer meet the Nasdaq listing standards. At that point, it is possible that Jupiter would become a penny stock. Please revise here and elsewhere as appropriate to clearly discuss the impact that the trust falling below $5,000,001 would have upon Jupiter's listing on Nasdaq and discuss the consideration given to this possibility in your determination to propose to remove this provision from its charter. Please provide clear disclosure that removal of this provision could result in Jupiter's securities falling within the definition of penny stock and clearly discuss the risk to Jupiter and its investors if its securities were to fall within the definition of penny stock. In your discussion, please clarify whether the NTA Proposal is conditioned solely upon the approval of the business combination or the business combination's closing.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on the third page of the Notice of Special Meeting of Stockholders and on page 10, 16, 42, 88, 89, 94, 99, 134, 175, 177, 178, 187, 188, 189 and 191 of Amendment No. 4 in response.

Q. What happens to the funds held in the Trust Account upon consummation of the Business Combination?, page 14

2.	We refer to comment 2 from our letter dated October 5, 2023 and your response. Given the addition of the NTA Requirement Amendment Proposal, we re-issue. Please revise the response to this question to include disclosure that Jupiter may be unable to meet the closing cash condition and that Filament may waive the condition and describe the combined company’s liquidity position if this scenario were to occur.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 15 and 39 of Amendment No. 4 in response.

* * * * *

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact the Company’s legal counsel, Jonathan Deblinger, Esq. of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Very truly yours,

1427702 B.C. LTD.

By:	/s/ Ryan Wilson
Name:	Ryan Wilson
Title:	Director

cc:	Ellenoff Grossman & Schole LLP